UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER 000-54586
FORM 12b-25	CUSIP NUMBER 101150 100
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________

PART I – REGISTRANT INFORMATION
Boston Therapeutics, Inc. Full Name of Registrant
_____________________ Former Name if Applicable
33 South Commercial Street Address of Principal Executive Office (Street and Number)
Manchester, NH 03101 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, and restatement of the audited financial statements could not be filed within the prescribed time period.

Boston Therapeutics, Inc. (the “Company”) could not file its quarterly report on Form 10-Q for the quarter ended March 31, 2012 within the prescribed time period because the Company requires additional time to finalize its financial statements for review by its independent accountant. The Company expects to file the report within the extension period.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David Platt (Name)	978 (Area Code)	886-0421 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒  Yes  ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☒ Yes  ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 Revenue for the three month period ended March 31, 2012 was $18,854, compared to $480 for the same period in the prior year, an increase of $18,374.  Revenues for both periods were generated from the sale of the Company’s SUGARDOWN® product.  The increase was a result of increased distribution through a new reseller and increased marketing efforts.

Cost of goods sold for the three months ended March 31, 2012 were $27,595, compared to $963 for the same period in the prior year, an increase of $26,632. Cost of goods sold consisted primarily of the cost of the SUGARDOWN® product, shipping and fulfillment costs.  The increase was a result of additional cost moving to a new fulfillment operation and costs scaling production for additional sales.

The Company had research and development expense for the three months ended March 31, 2012 of $51,628, compared to $17,139 for the same period in the prior year, an increase of $34,489 or 201%.  Costs associated with clinical trials of SUGARDOWN® and PAZ320 represented approximately $24,000 of the increase.  The balance of the increase is attributable to ongoing development of the SUGARDOWN® product.

The Company had sales and marketing expense for the three months ended March 31, 2012 of $67,180, compared to $455 for the same period in the prior year, an increase of $66,725.  Marketing and promotion costs represented approximately $17,000 of the increase with stock based compensation representing approximately $42,553 of the increase.

General and administrative expense for the three months ended March 31, 2012 was $124,536, compared to $74,836 for the same period in the prior year, an increase of $49,700 or 66%.  This consists primarily of legal and accounting fees associated with SEC filings and quarterly financial statement preparation for the Company.  Legal and accounting fees represented $21,000 of the increase.  Payroll and stock based compensation represented $30,929 of the increase for the period.  The balance is a decrease primarily in consulting fees and travel expenses.

Boston Therapeutics, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ David Platt
Name: David Platt
Date May 15, 2012		Title: Chief Executive Officer